

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2018

Michael Upchurch
Chief Financial Officer
KANSAS CITY SOUTHERN
427 West 12th Street
Kansas City, MIssouri

> **Re: KANSAS CITY SOUTHERN**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed January 26, 2018**
> **File No. 001-04717**

Dear Mr. Upchurch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7A - Quantitative and Qualitative Disclosures About Market Risk, page 43

1.   Please revise your future filings to disclose the following:
   - for all risks, the quantitative information for the preceding fiscal year;
   - for all risks, a description of model, assumptions and parameters used to define potential gains/(losses); and
   - for the foreign exchange sensitivity analysis, (i) the definition and calculation of "net monetary assets"; and (ii) the quantitative effect of derivative instruments on the net gains/(losses).

Refer to 305(a)(3) and Instruction 3(F) to Item 305(a) of Regulation S-K.

Note 8 - Fair Value Measurements, page 63

2.   We note that the fair value of your debt is $2,377.8 million at December 31, 2017. We also note that your individual debt instruments would be classified as Level 1 or 2 in the fair value hierarchy. Please revise your future filings to distinguish the amounts that would be classified in the fair value hierarchy as Level 1 from the amounts that would be classified as Level 2. Refer to ASC 820-10-50-2E.

Note 9 - Derivative Instruments, page 64

3.   We note that you enter into offsetting positions with certain of your derivative contracts (i.e. foreign currency forward contracts). Please tell us if any or all of your derivative contracts are within the scope of ASC 210-20 (Balance Sheet-Offsetting), and if so, revise your future filings to comply with the disclosure requirements found at ASC 210-20-50.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jim Dunn at (202) 551-3724 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.

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